Notice of Change in Corporate Structure
Pursuant to Section 4.9 of National Instrument 51-102 -
Continuous Disclosure Obligations

Item 1.	Names of the parties to the transaction

The parties to the transaction were Canabo Medical Inc. (the “Company”), 2412550 Ontario Inc., and Aleafia Inc. (“Aleafia”)

Item 2.	Description of the transaction

The Company completed a business combination (the “Transaction”) with Aleafia Inc. pursuant to the terms a business combination agreement dated January 31, 2018. As a result of the Transaction, the Company changed its name to “Aleafia Health Inc.” and Aleafia became an indirectly wholly-owned subsidiary of the Company.

On the completion of the Transaction, all of the shareholders of Aleafia received common shares of the Company on a one-for-one share basis, and all of the outstanding stock options and warrants of Aleafia were exchanged for stock options and warrants of the Company on an equivalent basis.

In connection with the Transaction, Aleafia completed a brokered private placement of subscription receipts for a gross proceeds of $30,213,750 in a series of closings of which the final one closed on March 1, 2018 (the “Private Placement”). The Private Placement was co-led by Mackie Research Capital Corporation, as sole bookrunner, and Canaccord Genuity Corp., together with a syndicate of agents that included Clarus Securities Inc. and PowerOne Capital Markets Limited. The proceeds of the Private Placement were released to the Company on the completion of the transaction.

On the completion of the Transaction, the Company had 135,944,461 common shares, 12,315,850 warrants and 6,689,000 stock options issued and outstanding. The Company’s common shares also began trading on the TSX Venture Exchange under the trading symbol ALEF.

Item 3.	Effective date of the transaction

March 26, 2018

Item 4.	Names of each party that cease to be transaction and of each continuing entity a reporting issues subsequent to the

N/A

Item 5.	The date of the reporting issuer's first financial year-end after the transaction

December 31, 2018.

Item 6.	The periods, including the comparative periods, of the interim financial reports and annual financial statements for the first financial year following the completion of the transaction

Financial
Statements	Period	Comparative Period
Interim	3 months ended March 31, 2018	The date of incorporation up to the period ended March 31, 2017

Interim	6 months ended June 30, 2018	The date of incorporation up to the period ended June 30, 2017

Interim	9 months ended September 30, 2018	The date of incorporation up to the period ended September 30, 2017

Annual	12 months ended December 31, 2018	The date of incorporation up to the period ended December 31, 2017

The audited financial statements of the “reverse takeover acquirer” for the period from the date of incorporation on January 17, 2017 to December 31, 2018 were filed on SEDAR in connection with the filing of a material change report dated April 27, 2018.

Item 7.	The document filed under National Instrument transaction and where the document can be found 51-102 that described the

The Transaction is described in detail in material change report dated April 27, 2018, and available on SEDAR at www.sedar.com.

Dated: March 28, 2016